Goodwin Procter 100 Northern Ave. Boston, MA 02210

VIA EDGAR

April 21, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Christine Torney, Lynn Dicker, Daniel Crawford and Alan Campbell

Re:	Ikena Oncology, Inc.
Registration Statement on Form S-4
Filed March 18, 2025
File No. 333-285881

Ladies and Gentlemen:

On behalf of Ikena Oncology, Inc. (the “Company”), we are submitting this letter in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), dated April 14, 2025 (the “Comment Letter”), pertaining to the Company’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”).  In connection with such responses, the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”).

For your convenience, the text of the Comment Letter has been reproduced herein, and each comment is followed by the applicable responses on behalf of the Company. Unless otherwise indicated, page references in the responses correspond to the page numbers in the Amended Registration Statement, and page references otherwise correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Cover Page

1.	Please revise your Cover Page to disclose your valuation of Inmagene.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure appearing on the cover page of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
April 21, 2025

Questions and Answers

Q: What is the Merger?, page 1

2.
Please revise this Q&A, or elsewhere in the Q&A as appropriate, to disclose the ownership breakdown of the combined company on a fully-diluted basis. Alternatively, please tell us why this information would not be required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the Amended Registration Statement, including on pages 2, 7, 8, 14, 19, 29, 31, 195, 240 and 389, to indicate that the ownership breakdown of the combined company is presented on a fully diluted basis.

Q: What is the Ikena concurrent financing?, page 2

3.
Please revise under this heading and elsewhere, as appropriate, to disclose the per share price of the common stock to be sold pursuant to the subscription agreements. To the extent it is currently unknown, revise to disclose how the price per share will be determined.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure throughout the Amended Registration Statement, including on pages 2, 21, 216, 354 and 365, to describe how the price per share of the common stock to be sold pursuant to the subscription agreements will be determined.

Q: What are Ikena contingent value rights (“Ikena CVRs”)?, page 5

4.
We note that your responses to this question and the following question (“Q: What are Inmagene contingent value rights (“Inmagene CVRs”)?”) state that Ikena CVR holders will receive 90% of the net proceeds, if any, received by Ikena as a result of the Ikena CVR payments for agreements entered into after the closing date of the Merger and prior to the first anniversary of the Merger and that Inmagene CVR holders will be treated similarly with respect to the Inmagene CVR payments. Please revise the responses to both of these questions to clarify whether the combined company will be obligated to continue to attempt to sell or dispose of the Ikena CVR Assets and the Inmagene CVR Assets following the first anniversary of the Merger, if these assets remain unsold. Please also clarify how any proceeds related to CVR assets received pursuant to agreements entered into after the first anniversary of the Merger will be treated. Alternatively, please advise.

Please also revise to clarify whether payments, if any, received by Ikena pursuant to its existing out-license agreements will be subject to the Ikena CVR agreement.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 6, 21, 22, 218, 328, 358 and 359 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
April 21, 2025

Q: Who will be the executive officers of the combined company immediately following the Merger?, page 8

5.	To the extent that the combined company will not have a chief financial officer please revise to identify who the principal accounting officer of the combined company will be, or otherwise advise.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 23 and 349 of the Amended Registration Statement to identify the person who we expect will be the principal accounting officer of the combined company. Additionally, prior to the effectiveness of the Registration Statement, the Company will revise the Registration Statement to identify who the chief financial officer of the combined company will be.

Prospectus Summary

Inmagene, page 13

6.
Please revise to remove the statement that Inmagene’s topline results were “positive” and to instead briefly summarize the data from the Phase 2a trial reported in January 2025. Revise to summarize the data supporting Inmagene’s conclusion that it “achieved proof-of-concept (‘POC’) for IMG-007 in AD” and to clarify, if true, that proof-of-concept does not provide a guarantee of clinical effectiveness.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 1, 13, 14, 290 and 339 of the Amended Registration Statement.

7.
Please revise under this heading to disclose that Inmagene licenses the technology underlying IMG-007 pursuant to the Hutchmed Agreement and that it relies on WuXi Biologics, pursuant to the Cell Line License Agreement, to supply the active pharmaceutical ingredients and drug product for IMG-007.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 14 and 290 of the Amended Registration Statement.

8.
Please revise under this heading to disclose that IMG-007 is Inmagene’s only product candidate in clinical development and the only product candidate the combined company initially plans to develop. Please similarly revise the Q&A to include this disclosure and describe whether the combined company will be able to use any of Inmagene’s assets or technology other than IMG-007.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 14 and 341 of the Amended Registration Statement.

Ikena’s Reasons for the Merger, page 14

9.	Please revise this section to briefly summarize the risks and countervailing factors related to entering into the Merger that were considered by the Ikena board.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 15 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
April 21, 2025

Opinion of Leerink Partners LLC, page 17

10.
We note your disclosure that Ikena retained Leerink Partners as its exclusive financial advisor in connection with the Merger. Please revise to disclose why Ikena did not retain a third-party financial firm to provide a fairness opinion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 18 and 174 of the Amended Registration Statement.

Subscription Agreements and Registration Rights Agreement, page 20

11.
To the extent any of the investors in the Ikena concurrent financing are affiliated with Ikena or Inmagene, please identify these investors and disclose the amount of their investment. If applicable, please similarly revise your disclosure on page 214.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 21 and 216 of the Amended Registration Statement to identify investors that are affiliated with Ikena, and disclose the amount of shares that each such investor has agreed to purchase pursuant to the subscription agreements. The Company further respectfully advises the Staff that none of the investors in the Ikena concurrent financing are affiliated with Inmagene.

Loan and Security Agreement, page 22

12.
Please revise here and in the Q&A where the Exchange Ratio is discussed to disclose how the Term Loan Advances will be treated for the purposes of Ikena’s net cash and the Ikena Valuation. To the extent that the Term Loan Advances will not be included in Ikena’s net cash, please revise to explain why.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 23, 219 and F-32 of the Amended Registration Statement.

Risks Related to Ikena

We have incurred significant net losses since our inception…. page 39

13.	Please revise to disclose the net losses and accumulated deficit for Ikena that reconcile to the Ikena financial statements beginning on page F-1.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 40 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
April 21, 2025

Risks Related to Manufacturing and Our Reliance on Third Parties, page 100

14.
We note the disclosure on pages 100, 103 and 313 that WuXi Biologics is the supplier for IMG-007’s active pharmaceutical ingredients and drug product and that you have licensed certain rights from WuXi. Please revise your Risk Factors section where appropriate to disclose the risks associated with WuXi Biologics and the BIOSECURE Act.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 105 of the Amended Registration Statement.

Background of the Merger, page 154

15.	Please revise this section to describe negotiations related to the PIPE financing and to identify the lead investor.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 166 and 167 of the Amended Registration Statement.

16.
We note your disclosure that the Ikena board identified criteria that were important in reviewing potential counterparties in a reverse merger transaction and that Ikena management believed that Inmagene had the most potential to meet the criteria because of the strength of its technologies and pipeline products and the absence of meaningful competitors. We further note your disclosure elsewhere in the prospectus which appears to indicate that the only product candidate or technology to be owned by the combined company will be IMG-007 and that there are two competitor products targeting OX-40 or OX40L that are further along in development. Please revise your disclosure to describe how these factors impacted the Ikena board and management determination that Inmagene met the criteria. Please also describe the reasons why Ikena did not pursue Inmagene’s other product candidates and technologies.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 161 and 164 of the Amended Registration Statement.

Certain Unaudited Prospective Financial Information, page 176

17.
We note your statement that Ikena management assumed a “cumulative probability of success at 22%” for IMG-007. Please revise to explain if this relates to the probability of obtaining marketing approval, achieving market acceptance or another factor. Please also explain how this probability impacted IMG-007’s projected net revenues.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 180 of the Amended Registration Statement to explain that the cumulative probability of success represents the likelihood of regulatory approval of IMG-007. The Company further advises the Staff that this probability of success did not impact IMG-007’s projected net revenues, but was instead accounted for in the discounted cash flow analysis. Specifically, the discounted cash flow analysis applied this probability of success to the unlevered free cash flow for each forecast year to calculate the estimated present value.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
April 21, 2025

Inmagene’s Business

Inmagene Overview, page 288

18.	Please revise to remove the disclosure on page 288 that Inmagene’s topline results for its Phase 2a trial were “positive” and instead summarize the data supporting Inmagene’s conclusion.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 290 and 339 of the Amended Registration Statement.

19.
Please revise your statement that “inhibiting OX40-OX40L signaling using antagonistic monoclonal antibodies (“mAbs”) targeting OX40 or OX40L have shown sustained clinical activity results, lasting for months even after the treatment cessation” to clarify that the demonstration of “clinical activity” does not mean that this approach is effective or will be found to be effective.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 291 of the Amended Registration Statement.

IMG-007’s potential competitive advantages, page 289

20.
Please revise to clarify whether any product candidates targeting either the OX40 receptor or OX40L to block OX40-OX40L signaling have received marketing approval for the treatment of moderate-to-severe AD. To the extent that no such product candidates have been approved, please revise under this heading to remove the statement that Inmagene’s approach is “validated” to treat moderate-to-severe AD.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 291 of the Amended Registration Statement.

Current treatments for AD and their limitations, page 291

21.
Please revise to define the term “PBO-adjusted” in your table on page 293. Similarly, please revise where appropriate to explain what is meant by the term “non-depleting” and to define the term “ADCC.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 110, 290, 291, 295 and 339 of the Amended Registration Statement.

IMG-007 - Inmagene’s differentiated solution, page 294

22.	Please revise your disclosure on page 294 to describe the function of telazorlimab similar to how you describe that rocatinlimab is an anti-OX40 mAb on page 293.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 296 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
April 21, 2025

Pharmacokinetics in Humans

IMG-007 has an extended half-life, page 300

23.
We note Inmagene’s disclosure in Table 5 on page 301 of half-life comparisons and the disclosure on page 307 comparing IMG-007’s “mean percent change of EASI and the EASI-75 response at Week 16” data to rocatinlimab and amlitelimab are not the results of head-to-head clinical trials. Please revise to remove the comparisons. Similarly, revise to remove the comparisons between IMG-007 and Rocatinlimab on pages 308 and 309 and the comparisons between IMG-007 and Amlitelimab on page 309.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 311 and 312 of the Amended Registration Statement.

Clinical Activity in Atopic Dermatitis, page 301

24.	Please revise the figures in this section to ensure that the information presented is legible.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 304, 305 and 306 of the Amended Registration Statement.

Dose-related clinical activity signal was observed in IMG-007’s Phase 2a AA study, page 303

25.
Please revise to disclose the number of patients for which you have obtained preliminary data supporting your statements that “dose-related signal of clinical activity has been observed” and that “[a] short 4-week treatment with IMG-007 resulted in a dose-related and sustained improvement in the SALT score.”

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 307 and 308 of the Amended Registration Statement.

IP Overview, page 310

26.	Please revise to describe the patent family Inmagene licenses from Hutchmed.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 313 and 316 of the Amended Registration Statement.

Summary of License and Collaboration Agreements

Hutchmed Collaboration, Option and License Agreement, page 313

27.
We note your statements that you “are obligated to pay high single-digit to low double-digit royalties to Hutchmed” and that the Hutchmed agreement will remain in effect until the expiration of all royalty payment obligations. Please revise to disclose the Hutchmed Agreement royalty term and revise the royalty range to a range within 10 percentage points.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 316 of the Amended Registration Statement.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
April 21, 2025

Unaudited Pro Forma Condensed Combined Financial Information

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2024, page 364

28.
Please explain how the adjustment for the one-time derecognition of property and equipment that will be fully depreciated prior to the closing and estimated to have no value upon consummation of the Merger, is an event directly attributable to the Merger consistent with Article 11 of Regulation S-X.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 368 of the Amended Registration Statement to clarify that the property and equipment referenced, which are comprised of leasehold improvements and furniture, were acquired for Ikena’s operations prior to the Merger and are expected to have no value to the combined company.

*****

Please contact the undersigned at (617) 570-1927 or via email at srichards@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

/s/ Stephanie Richards
Stephanie Richards
Goodwin Procter LLP

cc:
Mark Manfredi, Ikena Oncology, Inc.
Jotin Marango, Ikena Oncology, Inc.
John T. Haggerty, Esq., Goodwin Procter LLP
Richard A. Hoffman, Esq., Goodwin Procter LLP
Amanda Gill, Esq., Goodwin Procter LLP
Lauren Visek, Esq., Goodwin Procter LLP
Patrick Loofbourrow, Esq., Cooley LLP
Rama Padmanabhan, Esq., Cooley LLP
Asa M. Henin, Esq., Cooley LLP